O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM
DIRECT DIAL:  212.451.2260

May 4, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	RTI Surgical, Inc.
Additional Soliciting Materials filed on April 26, 2016
Filed by Krensavage Partners, LP, et al
File No. 000-31271

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 27, 2016 (the “Staff Letter”), with regard to the above-referenced soliciting materials filed by Krensavage Partners, LP and the other participants in its solicitation (collectively, “Krensavage”) on April 26, 2016 (the “Soliciting Materials”) with respect to RTI Surgical, Inc. (“RTI”, “RTI Surgical” or the “Company”).  We have reviewed the Staff Letter with Krensavage and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Additional Soliciting Materials filed April 26, 2016

1.
We note your disclosure that you believe the company’s common stock trades “less than half of its true value.” The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

Krensavage acknowledges the Staff’s comment and hereby confirms that its valuation of the Company’s common stock is made in good faith and on a reasonable basis.  In addition, Krensavage provides the following supplemental support for its valuation.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 4, 2016

Value in a Sale

Based on our analysis, RTI is worth $12.18 a share at the average gross profit multiple of 5.8 or $9.95 at the median multiple of 4.8.1

Peer Transactions						Average
Date announced	8/17/2010	5/3/2012	12/8/2014	4/7/2008	5/16/2011	-
Seller	Osteotech Inc	Kensey Nash Corp	ArthoCare Corp	Lifecell Corp	Orthovita Inc	-
Acquirer	Medtronic PLC	Koninklijke DSM NV	Smith & Nephew PLC	Kinetic Concepts Inc	Stryker Corp	-
Transaction Value	$120.3 million	$348.5 million	$1,111.2 million	$1,682.5 million	$307.4 million	$714 million
Business	Biologics for bone regeneration	Tissue repair products	Sports medicine devices and instruments	Tissues for surgical soft tissue repairs	Orthobiologics and biosurgery products	-
Multiple of gross profit	2.6	6.1	4.1	11.3	4.8	5.8

Based on the analysis above, which demonstrates what Krensavage believes RTI Surgical would be worth in a sale based on comparable peer transactions, Krensavage believes its statement that the Company trades at “less than half of its true value” is adequately supported, thereby making the inclusion of such valuation reasonable.  Krensavage notes that RTI Surgical’s closing share price was $4.00 on May 3, 2016 (and $4.21 per share on April 26, 2016).

In addition, Krensavage hereby confirms that if it chooses to use similar language in future soliciting materials, Krensavage will include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

1 RTI’s value in a sale was calculated using (i) fourth quarter 2015 gross profits on an annualized basis, (ii) financials from RTI’s most recent 10-K to calculate the net cash of the Company, and (iii) 71,013,560 shares of common stock from RTI’s 2016 proxy statement filed on 04/19/16, which assumes the conversion of the Water Street preferred stock into common stock. Using these figures, Krensavage reached its analysis based on the following calculation: share price at chosen gross profit multiple = [(fourth quarter 2015 annualized gross profit * chosen gross profit multiple) + (12/31/15 cash and cash equivalents – 12/31/15 current portion of short and long-term obligations – 12/31/15 long-term obligations less current portion)] / 71,013,560 shares of RTI common stock. This analysis assumes (i) companies are bought with gross profit multiples as the sole valuation metric, (ii) the peer gross profit takeout multiples are calculated by Bloomberg using the same equation that Krensavage used to calculate RTI’s value, and (iii) that all financials are constant.

May 4, 2016

2.
We note your belief that the members of the company’s nominating committee “appear to be Hutchison board buddies.” This and related disclosure suggests that three to five company nominees are not independent and may not be complying with their fiduciary duties as a result of their relationship with Mr. Hutchison. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Krensavage acknowledges the Staff’s comment and provides the following supplemental support. The Company’s Nominating and Governance Committee consists of Curtis Selquist, Peter Gearen and Dean Bergy.  Krensavage believes that the foregoing committee members are friends of Mr. Hutchison for the following reasons: (1) Messrs. Hutchison and Bergy overlapped at Stryker Corp. and (2) Mr. Gearen has served on the Board since 1998 alongside Mr. Hutchison, who joined the Board in 2001, which Krensavage believes demonstrates that such individuals have a strong relationship with Hutchison. Perhaps even more indicative of their apparent allegiance toward Mr. Hutchison is the fact that they have failed to hold Mr. Hutchison accountable for the Company’s prolonged underperformance under his long-tenure as CEO of the Company. Krensavage believes that their failure to provide effective oversight of the Company and protect the interests of shareholders is therefore a breach of their fiduciary duties to RTI shareholders.

Further, Krensavage believes there is a lack of independence among certain other Board members, including the third member of the Nominating and Governance Committee, Mr. Selquist. Krensavage notes that while Mr. Selquist is newer to the Board as a result of Water Street’s investment, he has led the director search process, as the new chair of the Nominating and Governance Committee, which resulted in the nomination of Mr. Valeriani, a co-worker of Mr. Selquist from Johnson & Johnson, who is also on the board of a company run by one of the other nominees (Paul Thomas).  Krensavage finds it hard to believe that such relationships did not influence the selection of these nominees to the RTI Board and generally display a lack of independence or an apparent allegiance among these Board members.

Krensavage respectfully refers the Staff to portions of certain biographies from the Company’s public filings, which highlight the relationships among the directors described above:

Mr. Bergy joined RTI's Board of Directors in July 2010. On May 5, 2011, Mr. Bergy was appointed as Chairman of our Board of Directors. Mr. Bergy currently serves as Vice President, Corporate Secretary at Stryker Corporation, a leading worldwide medical products and services company, a position he has held since October 2012. In addition to his role as Corporate Secretary, Mr. Bergy also served as Interim Chief Financial Officer at Stryker from October 2012 to April 2013. Mr. Bergy previously served as Secretary at Stryker from September 2011 to September 2012 and as Advisor to the Chief Financial Officer at Stryker from April 2009 to August 2011. Prior to that, Mr. Bergy served the previous six years as Stryker's Vice President and Chief Financial Officer. Prior to that, Mr. Bergy served as Vice President of Finance and Chief Accounting Officer, Vice President of Finance for Stryker's Medical Division, and started his tenure with Stryker in 1994 as the Corporate Controller. Previous to joining Stryker, Mr. Bergy worked with Ernst & Young and Pricewaterhouse. Mr. Bergy earned a bachelor's degree in business administration from University of Michigan and completed the Program for Management Development at Harvard Business School. Mr. Bergy's public accounting and executive management experience provides our Board of Directors with valuable financial reporting, compliance, accounting and controls, and corporate governance experience. (Source: RTI Surgical Inc. 2015 proxy statement filed on 03/09/2015)

May 4, 2016

Mr. Hutchison joined RTI in December 2001 and was elected Chairman of the Board of Directors in December 2002. On May 5, 2011, Mr. Hutchison stepped down as Chairman while continuing to serve as President and Chief Executive Officer and a member of our Board of Directors. In this role, Mr. Hutchison oversees all aspects of the company and its affiliates. Mr. Hutchison spent the previous 12 years with Stryker Corporation. His last position at Stryker was Vice President, Worldwide Product Development and Distribution. Mr. Hutchison earned a bachelor's degree in business administration from Grand Valley State University in 1981. He also completed the Program for Management Development at Harvard Business School. As the only management representative on our Board, Mr. Hutchison provides an insider's perspective in Board discussions relating to the business and strategic direction of the company and has experience in all aspects of the company's worldwide business. We believe Mr. Hutchison's length of service at RTI provides our Board of Directors with detailed knowledge and unique perspectives and insights regarding the strategic and operational opportunities and challenges, economic and industry trends, and competitive and financial positioning of our Company and its business. We also believe it is customary for the Chief Executive Officer to serve on the Board of Directors. (Source: RTI Surgical Inc. 2016 proxy statement filed on 04/19/2016)

Dr. Gearen joined our Board of Directors in 1998 and was appointed Vice Chairman of the Board of Directors in February 2016. Dr. Gearen was an Associate Professor of Orthopedics at the University of Florida College of Medicine from 1993 to 2012. Dr. Gearen also was Chief of Staff at the Shands Hospital at the University of Florida and served as Assistant Dean of Clinical Affairs at the University of Florida College of Medicine from 1992 until 1999. Dr. Gearen was appointed Chairman of the Department of Orthopedics in May 2002 and stepped down as Chairman on June 30, 2010. Dr. Gearen retired from practice on June 30, 2012. Dr. Gearen holds a B.A. from Spring Hill College and an M.D. from the Stritch Loyola Medical School. Dr. Gearen has a depth of medical experience and healthcare knowledge and, as a former practicing orthopedic surgeon, is knowledgeable about our products and the orthopedic products market in general. We regard this perspective to be of high importance because physicians are a key target market of the Company. In addition, we believe that his length of time on our Board of Directors has provided him with valuable, long-term knowledge of our operations and our products. (Source: RTI Surgical Inc. 2016 proxy statement filed on 04/19/2016)

Mr. Selquist joined the Board of Directors pursuant to the Investment Agreement by and between the Company and WSHP Biologics Holdings, LLC, an affiliate of Water Street Healthcare Partners, in July 2013 (the "Investment Agreement"). Mr. Selquist has been an Operating Partner at Water Street, a strategic investor focused exclusively on the healthcare industry, since April 2007. Mr. Selquist has led and grown a number of global healthcare businesses during a distinguished 35-year career at Johnson & Johnson. Prior to joining Water Street, he was the Company Group Chairman of Johnson & Johnson Medical and Johnson & Johnson Healthcare Systems. Mr. Selquist also served as President of Johnson & Johnson Latin America. He was subsequently appointed Worldwide President of Johnson & Johnson, Merck Consumer Pharmaceuticals and Company Group Chairman, responsible for Johnson & Johnson Medical. Mr. Selquist was the founding Chairman of the Global Healthcare Exchange. He also served as Chairman of the National Alliance for Health Information Technology, and as a board member of the National Quality Forum. Mr. Selquist also chaired the National Quality Forum Leadership Network. Mr. Selquist serves as the Lead Director of Breg, Inc. (a manufacturer of medical braces and splints). He is also a Director of Temp Time, Inc. (a cold chain temperature monitoring business) where he serves as Chair of the Board, Chair of the Compensation Committee and a member of the Audit Committee. He was a Director of Health Fitness Corporation (a provider of health management and corporate fitness solutions) from 2007-2010, where he served on the Compensation Committee and Strategy Committee as Chair. He received a bachelor s degree in Finance and Management from Bradley University. (Source: RTI Surgical Inc. 2016 proxy statement filed on 04/19/2016)

May 4, 2016

We believe Mr. Thomas’ extensive leadership experience with companies in the life science industry qualifies him to serve as a member of our board. We regard his experience as a CEO to be of great importance to the Company in providing a broad perspective of the industry. Mr. Thomas was the founder of Roka Bioscience Inc. and has served as its CEO since September 2009. He also sits on the board of directors of Roka Bioscience. Prior to Roka Bioscience, Mr. Thomas previously served as chairman, CEO and President of LifeCell Corporation, a publicly traded regenerative medicine company, from 1998 until it was acquired by Kinetic Concepts, Inc. in 2008. Prior to joining LifeCell, Mr. Thomas held various senior positions during his tenure of 15 years with Ohmeda Inc., a world leader in inhalation anesthetics and acute care pharmaceuticals. Mr. Thomas currently serves on the board of directors of AbioMed Inc. and Aegerion Pharmaceuticals Inc. (Source: RTI Surgical Inc. definitive additional materials filed on 04/19/2016)

We believe Mr. Valeriani’s experience in the global medical device industry and his leadership in the areas of strategy, growth and human resources makes him well-qualified to serve on our board. Mr. Valeriani’s prior experience includes serving as the CEO of West Health, The Gary and Mary West Health Institute, a position he held from 2012 to 2015. Previously, Mr. Valeriani served 34 years in key positions at Johnson & Johnson, including company group chairman of Johnson & Johnson Ortho-Clinical Diagnostics from 2009 to 2012; vice president, Office of Strategy and Growth from 2007 to 2009; and, prior to 2007, as worldwide chairman, Medical Devices and Diagnostics, and corporate vice president, Human Resources. Mr. Valeriani also served on the Executive Committee of Johnson & Johnson during his tenure. Mr. Valeriani currently serves on the board of directors of Edwards Lifesciences Corp., Roka Bioscience Inc., as well as the Robert Wood Johnson University Hospital. (Source: RTI Surgical Inc. definitive additional materials filed on 04/19/2016)

3.	With a view toward revised disclosure, tell us why Mr. Watts believed that being on your slate of nominees would jeopardize his relationship with Water Street.

Krensavage acknowledges the Staff’s comment and provides the following supplemental support. Krensavage’s current nominee, Mark Stolper, had a conversation with John Watts after the RTI interview process.  According to Mr. Stolper, Mr. Watts informed Mr. Stolper that the headhunter conducting the search for board members led him to believe he would not be considered for a board position because of his prior working relationship as a member of the Board of Directors of other Water Street investments.  Krensavage was advised that this was confirmed by the RTI interviewing committee to both Mr. Stolper and Mr. Goldberg in each of their face-to-face meetings in New York.  When Krensavage decided to move forward with its proxy contest given the Company’s apparent refusal to reach an agreement regarding board composition that Krensavage believed was required to reverse the Company’s prolonged underperformance, Krensavage asked Mr. Stolper to again speak with Mr. Watts to see if he would like to continue as one of Krensavage’s independent nominees.  According to Mr. Stolper, Mr. Watts informed Mr. Stolper that he did not want to damage his relationship with Water Street and therefore withdrew as a nominee of Krensavage.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

May 4, 2016

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc:	Michael Krensavage
Krensavage Asset Management LLC